At an in person meeting held on August 26, 2008, the Board of Directors approved a reorganization (the "Reorganization") by which the Focused International Equity Portfolio (the "Focused International Portfolio"), a series of SunAmerica Focused Series, Inc., an open-end management investment company, would be acquired by the SunAmerica International Equity Fund (the "International Equity Fund"), a series of SunAmerica Equity Funds, an open-end management investment company. Shareholders of the Focused International Portfolio approved the Reorganization at a special meeting of shareholders held on December 16, 2008. On
January 12, 2009 the Focused International Portfolio was reorganized into the International Equity Fund. Accordingly, the Focused International Portfolio transferred all of its assets to the International Equity Fund in exchange solely for the assumption of the Focused International Portfolio's liabilities by the International Equity Fund and for Class A, Class B and Class C shares of the International Equity Fund, which shares were distributed by the Focused International Portfolio to the holders of its shares in complete liquidation thereof.